UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-42678

_____________________

JBS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Stroombaan 16, 5th Floor

1181 VX, Amstelveen, Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒         Form 40-F: ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice to Shareholder – Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026

JBS N.V.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Global CFO and Investor Relations Officer

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